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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 FORM 10-SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        Barrington Laboratories, Inc.
          ----------------------------------------------------
             (Name of Small Business Issuer in its charter)


           		Nevada	   	                           86-0881193
  -------------------------------   ---------------------------------------
  (State or other jurisdiction of  	(I.R.S. Employer Identification Number)
  incorporation or organization)


          1801 E. Tropicana, Suite 9                      89119
    ----------------------------------------         --------------
    (Address of principal executive offices)           (zip code)


    Issuers telephone number:	 (702) 893-2556
                              ----------------

Securities to be registered under section 12(b) of the Act:

     Title of Each Class            	Name on each exchange on which
     to be registered               	each class is to be registered

     --------------------------      -------------------------------

     --------------------------      -------------------------------

Securities to be registered under section 12(g)of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 3,750,700 issued and outstanding as of March 1, 1999. Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued nor outstanding as of March 1, 1999.

FORWARD LOOKING STATEMENTS

Barrington Laboratories, Inc., a developmental stage company ("Barrington Laboratories, Inc, or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the length of time to obtain FDA approval to sell a generic pharmaceutical, the difficulty in successfully completing stability and bioequilvance studies, other companies may be pursing this same generic product and the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; the nature and pace of managed health care; and general economic and business conditions.
Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

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             INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 14
Item 3.  Description of Property.................................. 15
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 16
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 17
Item 6.  Executive Compensation................................... 18
Item 7.  Certain Relationships and Related Transactions........... 19

Part II  ......................................................... 20

Item 1.  Legal Proceedings........................................ 20
Item 2.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 20
Item 3.  Recent Sales of Unregistered Securities.................. 21
Item 4.  Description of Securities................................ 21
Item 5.  Indemnification of Directors and Officers................ 22

Part F/S ......................................................... 24

Item 1.  Financial Statements..................................... 24
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure...................... 24

Part III ......................................................... 26

Item 1.  Index to Exhibits........................................ 26
Item 2.  Description of Exhibits.................................. 26

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                                Part I

Item 1.	Description of Business

(i)    Business Development, Organization and Acquisition Activities

Barrington Laboratories, Inc., a developmental stage company, hereinafter referred to as "the Company", was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on August 6, 1998. The original articles of the Company authorized the issuance of twenty-five million (20,000,000) shares of Common Stock at par value of $0.001 per share and five million (5,000,000) shares of Preferred Stock at par value of $0.001.

The Company was issued a permit to sell securities to the public in the State of Nevada on February 1, 1999 pursuant to Nevada Revised Statues Chapter
90.490. This offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to regulation D, Rule 504 of the Act. On December 15, 1998, founding shareholders purchased 3,000,000 shares of the company's authorized but unissued treasury stock for cash and assets. Additionally, the Company sold seven hundred fifty thousand seven hundred (750,700) shares of the Common Stock of the Company during the Offering to approximately sixty-seven (67) shareholders in the State of Nevada. The offering was closed March 1, 1999. As of March 1, 1999, the Company has seven three million seven hundred fifty thousand seven hundred thousand (3,750,700) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately sixty-eight (68) shareholders of record.

Barrington Laboratories, Inc. is developmental stage company, which plans to produce generic pharmaceutical products, through contract laboratories and manufacturing facilities, for pharmaceutical products that have lost their innovator patent, and no other generics for these products are currently available on the market. The company plans to distribute this product into the marketplace through drug wholesalers, chain pharmacies and State Medicaid programs.

It is the company's hope to enter the marketplace with the first versions of generic drugs, after the innovator patent has expired. There are no guarantees that other generic pharmaceuticals could not enter the market first with a similar product beforehand.

(ii)  Principal Products and Principal Markets

Barrington Laboratories, Inc. was incorporated to transact any lawful business. The Company hopes to develop a generic pharmaceutical product, utilizing contract laboratory and manufacturing facilities. The Company has limited itself to the development of one product; however, this does not preclude the company from seeking other product opportunities. At this time, it does not have the resources to pursue multiple products. The Company plans to target a low volume pharmaceuticals product, in which its U.S. patent recently expired. Generally speaking, low volume pharmaceutical products are not quickly brought to the market as generic products, by the larger generic pharmaceutical drug facilities, since the cost to produce a low volume generic product out weights its return on investment. Barrington Laboratories, Inc., believes it can minimize the cost to produce generic pharmaceutical products by out-sourcing the steps necessary to obtain Food and Drug Administration (FDA) approval.

The goal of Barrington Laboratories, Inc. is to obtain an ANDA (Abbreviated New Drug Application) from the FDA to produce and market a pharmaceutical product where the patent on the brand name product has expired, and market its generic version. The FDA requires one holder (a primary contact) of the ANDA. The Company needs to consider where or not the contract manufacturer will submit the submission package to the FDA, and be the holder of the ANDA for this product. If this becomes the case, the Company would need to enter into a contract with the contract manufacturer to be the exclusive distributor of this product. At this time, the Company is still in the process of identifying contract facilities to undertake this work. Since this is a lengthy process, the Company believes it is too premature to determine the actual holder of the ANDA for this product.

Generic products generally sell at 1/3 the price of brand name products; however, profit margins are higher for generic products since the companies do not carry the overhead of research, administration, marketing, plants and equipment.

The Company plans to begin with one product, it will take twelve to eighteen months before the company can expect to generate any revenues. It will take that amount of time to obtain FDA approval to market said product. The Company is evaluating a low volume off-patent product. And, the innovator product's patent expired. Until the evaluation is completed, the Company considers this evaluation proprietary information.

The target product has no known generic competition at this time. Upon release of this product, the Company hopes to capture the current market by achieving an additional one percent of market share for each month the generic product is on the market. It should be cautioned, that the Company hopes to generate sales volume upon the release of the product, provided no other generic equivalents are on the market. If a similar generic product enters the market beforehand, sales results will suffer.

There are a finite number of end customers of generic pharmaceuticals products. If there are multiple generic pharmaceutical products on the market for the same type of product, these products share the total market sales in the marketplace. Generally speaking, the first generic product to enter the marketplace, captures a significant share of the market. Price and distribution also become a major factors in determining which generic product is utilized over a similar product.

The FDA requires that generic products produce a series of studies and the results of its testing before companies are authorized to sell these products. At that time, the FDA will issue an Abbreviated New Drug Application (ANDA), which allows the company to market a product. If the product fails these studies, the entire project and all funding can be lost. It should be pointed out, if the company cannot pass the necessary studies required by the FDA, the Company would be unable to fund additional studies. This could place the Company's future at great risk, to the point, that the Company would not have enough funds to continue in business.

(iii)  Status of Products and Services

The Company has limited operating history. The company was organized on August 3, 1998. Activities to date have been limited primarily to organization, initial capitalization, finding an appropriate operating facility in, Nevada, and commencing with initial operational plans.

As of August 25, 1998, the company had developed a business plan, and established what steps need to be taken to achieve the results set for in this plan.

The Company's president and CEO, T. J. Jesky, has over twenty (20) years experience in the pharmaceutical industry. He originally started his career in the pharmaceutical business with Eaton Laboratories, this company was headquartered in Norwich, NY. The company later changed its name to Norwich Eaton, and was subsequently purchased by Procter and Gamble in 1981. He worked for this pharmaceutical company from 1973 to 1995, and was responsible for the commercialization of their product line. This is the first such endeavor Mr. Jesky has taken to bring a generic pharmaceutical through the regulatory and approval process with the FDA.

To date, the Company has taken the following initiatives and steps in order to further its operations and continues to execute its business plan:

a) 	The Company identified a generic pharmaceutical product, in which its innovator patent has recently expired. The Company plans to investigate the steps necessary to obtain an ANDA for this product. In December, 1998, the Company signed a Confidentially Agreement with a large pharmaceutical contract manufacturer to pursue and investigate this initiative.

b) 	The Company was issued a permit to sell securities to the public in the
    State of Nevada on February 1, 1999 pursuant to Nevada Revised Statues Chapter 90.490. This offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to regulation D, Rule 504 of the Act.

c) 	Through this Offering, the Company raised $35,000 to begin its product development efforts.

d) The Company has received from the FDA, under the Freedom of Information Act, the innovator Drug Filings for its first targeted generic drug product.

e) 	If the Company can obtain an ANDA from the FDA to market generic drugs, the Company would need additional funding to cover the cost of manufacturing, inventories, distribution, warehousing, sales, administration and marketing. Without FDA approval, the company cannot justify the cost of these expenses, as it is a developmental company with no approved product(s).

(iv)	Industry Background and Current Status

The Industry and Potential Effect on the Company's Plan of Operation

The pharmaceutical business has consistently grown in gross profit and revenues. According to the U.S. Department of Commerce, there are currently 1,356 pharmaceutical manufacturers in the U.S. who sell $74.2 billion in pharmaceutical products, in 1997. Generic products account for 50 percent of the unit volume and approximately 30 percent of the total dollar volume.

When a generic pharmaceutical product enters the market place, it is generally priced at a 1/3 discount to the brand name product. As multiple generics enter the marketplace, additional price reductions take place. Frequently, the brand name product's price does not drop. The company manufacturing and selling the brand name product cannot afford to cut the price, since they are burdened, with research, marketing, administration, and plant and equipment costs. Additionally, once FDA approval is obtain, the brand name companies cannot make claims of superiority of their product, since the FDA clearly states they are the same.

There are very few generic pharmaceutical companies who target the lower volume brand name products that have lost their patent. The larger generic pharmaceutical manufacturers, e.g., Zenith, Schein, Major Pharmaceuticals, generally produce and market generic pharmaceutical products, in which the total (generic and innovator) product sales exceed $40 million. They need to target the larger volume product to pay their overhead and expenses. It is the goal of Barrington Laboratories, Inc. to identify these smaller volume products, and with little overhead, find a contract manufacturer who can adhere to FDA guidelines to replicate these products. If this can be accomplished, the advantage for the Company in the opinion of management, is that, it has very little overhead. Additionally, there are contract manufacturers that will help defray the additional funding needs for a percent of the volume generated by this generic product. If a firm contract can been established with a contract manufacturer, then the Company might consider negotiating a risk sharing agreement to determine the amount of funds available versus the expected return on investment. If any negotiations do take place, one of the factors to be negotiated would be to determine, which entity actually holds the ANDA. The holder of the ANDA is the primary contact with the FDA should they have any concerns with the product. At this time, the Company has no such agreements in place.

The Pharmaceutical Market

There are a number of pharmaceutical products with expired patents that have no generic counterpart in the marketplace. This information can be found on public records. Under the Drug Price Competition and Patent Term Restoration Act (1984 Amendments) the FDA is required to make publicly available a list of approved drug products with monthly supplements. The FDA also publishes through its own Web site a list of prescription pharmaceutical products and the dates their patents expire. The FDA publishes newly approved generic product. They state whether or not the generic product is equivalent to the brand name product.

Once a product is approved by the FDA, the owner of the product, usually begins the process of distribution for said generic product. Depending on the nature of the product, the distribution for pharmaceutical products begins with drug wholesalers. The drug wholesalers distribute to retail pharmacies, chains, hospitals, Federal Government, and most managed health care organizations.

Many managed health care organizations and State Medicaid programs mandate that generic products be used when they become available. This gives a marketing edge to the first generic products on the market. If multiple generics become available for the same brand name product, price becomes the driving factor in substituting one generic product over another. In the pharmacy arena, it becomes a commodity driven market. Some managed health care organizations require a competing generic product be priced twenty (20) lower than an equivalent product, in order to justify the administrative costs to switch from one product to another.

Approval Process

The Federal Drug Administration (FDA), Center for Drug Evaluation and Research under the Federal Food, Drug, and Cosmetic Act (the Act) approves drug products on the basis of safety and effectiveness.

The main criterion for in the approval process of a pharmaceutical product is that the product is the subject of an application with an effective approval that has not been withdrawn for safety or efficacy reasons. Additionally, the FDA approves the marketing of approved multi-source prescription generic drug products.

To contain drug costs, virtually every state in the United States has adopted laws and/or regulations that encourage the substitution of drug products. These state laws generally require either that substitution be limited to drugs on a specific list (the positive formulary approach) or that it be permitted for all drugs except those prohibited by a particular list (the negative formulary approach). Because of the number of requests in the late 1970s for FDA assistance in preparing both positive and negative formularies, the FDA was inundated to meet the needs of each state on an individual basis.

The FDA also recognized that providing a single list based on common criteria would be preferable to evaluating drug products on the basis of differing definitions and criteria in various state laws. As a result, on May 31, 1978, the Commissioner of Food and Drugs sent a letter to officials of each state stating FDA's intent to provide a list of all prescription drug products that are approved by FDA for safety and effectiveness, along with therapeutic equivalence determinations for multi-source prescription products.

The list was distributed as a proposal in January 1979. It included only currently marketed prescription drug products approved by FDA through new drug applications (NDAs), abbreviated new drug applications (ANDAs), or abbreviated antibiotic applications (AADAs) under the provisions of Section 505 or 507 of the Act. The therapeutic equivalence evaluations in the List reflect FDA's application of specific criteria to the approved multi-source prescription drug products on the List.

A complete discussion of the background and basis of the FDA's therapeutic equivalence evaluation policy was published in the Federal Register on January 12, 1979 (44 FR 2932). The final rule, which includes FDA's responses to the public comments on the proposal, was published in the Federal Register on October 31, 1980 (45 FR 72582). The first publication, October 1980, of the final version of the List incorporated appropriate corrections and additions. Each subsequent edition has included the new approvals and made appropriate changes in data.

On September 24, 1984, the President of the United States signed into law the Drug Price Competition and Patent Term Restoration Act (1984 Amendments). The 1984 Amendments require that FDA, among other things, make publicly available a list of approved drug products with monthly supplements. The Approved Drug Products with therapeutic equivalence evaluations publication and its monthly Cumulative Supplements satisfy this requirement.

According to the FDA, pharmaceutical equivalents are drug products considered pharmaceutical equivalents if they contain the same active ingredient(s), are of the same dosage form and are identical in strength or concentration, and route of administration. Pharmaceutically equivalent drug products are formulated to contain the same amount of active ingredient in the same dosage form and to meet the same or compendia or other applicable standards (i.e., strength, quality, purity, and identity), but they may differ in characteristics such as shape, scoring configuration, packaging, excipients (including colors, flavors, preservatives), expiration time, and, within certain limits, labeling.

Drug products are considered pharmaceutical alternatives if they contain the same therapeutic moiety, but are different salts, esters, or complexes of that moiety, or are different dosage forms or strengths. Data are generally not available for FDA to make the determination of tablet to capsule bioequivalence. Different dosage forms and strengths within a product line by a single manufacturer are thus pharmaceutical alternatives, as are extended-release products when compared with immediate-release or standard-release formulations of the same active ingredient.

Drug products are considered to be therapeutic equivalents only if they are pharmaceutical equivalents and if they can be expected to have the same clinical effect when administered to patients under the conditions specified in the labeling.

The FDA classifies as therapeutically equivalent those products that meet the following general criteria: (1) they are approved as safe and effective; (2) they are pharmaceutical equivalents in that they (a) contain identical amounts of the same active drug ingredient in the same dosage form and route of administration, and (b) meet compendia or other applicable standards of strength, quality, purity, and identity; (3) they are bioequivalent in that (a) they do not present a known or potential bio-equivalence problem, and they meet an acceptable in vitro standard, or (b) if they do present such known or potential problem, they are shown to meet an appropriate bioequivalence standard; (4) they are adequately labeled; (5) they are manufactured in compliance with Current Good Manufacturing Practice regulations.

The concept of therapeutic equivalence, applies only to drug products containing the same active ingredients, and does not encompass a comparison of different therapeutic agents used for the same condition.

The FDA considers drug products to be therapeutically equivalent if they meet the criteria outlined above, even though they may differ in certain other characteristics such as shape, scoring configuration, packaging, excipients (including colors, flavors, preservatives), expiration time and minor aspects of labeling (e.g., the presence of specific pharmacokinetic information).

The FDA believes that products classified as therapeutically equivalent can be substituted with the full expectation that the substituted product will produce the same clinical effect and safety profile as the prescribed product.

The term bioavailability describes the rate and extent to which the active drug ingredient or therapeutic ingredient is absorbed from a drug product and becomes available at the site of drug action.

This term bioequivalent drug products describes pharmaceutically equivalent products that display comparable bioavailability when studied under similar experimental conditions. Section 505 (j)(7)(B) of the Act describes conditions under which a test and reference listed drug shall be considered bioequivalent:

a) the rate and extent of absorption of the test drug do not show a significant difference from the rate and extent of absorption of the reference drug when administered at the same molar dose of the therapeutic ingredient under similar experimental conditions in either a single dose or multiple doses;

b) the extent of absorption of the test drug does not show a significant difference from the extent of absorption of the reference drug when administered at the same molar dose of the therapeutic ingredient under similar experimental conditions in either a single dose or multiple doses and the difference from the reference drug in the rate of absorption of the drug is intentional, is reflected in its proposed labeling, is not essential to the attainment of effective body drug concentrations on chronic use, and is considered medically insignificant for the drug. Where these above methods are not applicable (e.g., for topically applied products intended for local rather than systemic effect), other in vivo tests of bioequivalence may be appropriate.

Bioequivalence may sometimes be demonstrated using an in vitro bioequivalence standard, especially when such an in vitro test has been correlated with human in vivo bioavailability data or in other situations through comparative clinical trials or pharmacodynamic studies.

Statistical Criteria for Bioequivalence

The FDA requires under the Drug Price Competition and Patent Term Restoration Act of 1984, that companies seeking approval to market a generic drug must submit data demonstrating that the drug product is bioequivalent to the pioneer (innovator) drug product. A major premise underlying the 1984 law is that bioequivalent products are therapeutically equivalent and, therefore, interchangeable.

The standard bioequivalence study is conducted in a crossover fashion in a small number of volunteers, usually with 12 to 24 healthy normal male adults. Single doses of the test and reference drugs are administered and blood or plasma levels of the drug are measured over time. Characteristics of these concentration-time curves, such as the area under the curve (AUC) and the peak blood or plasma concentration (C max), are examined by statistical procedures.

Bioequivalence of different formulations of the same drug substance involves equivalence with respect to the rate and extent of drug absorption. Two formulations whose rate and extent of absorption differ by 20% or less are generally considered bioequivalent. The use of the 20% rule is based on a medical decision that, for most drugs, a 20% difference in the concentration of the active ingredient in blood will not be clinically significant.

In order to verify, for a particular pharmacokinetic parameter, that the -/+ 20% rule is satisfied, two one-sided statistical tests are carried out using the data from the bioequivalence study. One test is used to verify that the average response for the generic product is no more than 20% below that for the innovator product; the other test is used to verify that the average response for the generic product is no more than 20% above that for the innovator product. The current practice is to carry out the two one-sided tests at the 0.05 level of significance.

Computationally, the two one-sided tests are carried out by computing a 90% confidence interval. For approval of abbreviated new drug applications (ANDA's), in most cases, the generic manufacturer must show that a 90 percent confidence interval of the difference between the mean response (usually AUC and max) of its product and that of the innovator is within the limits -/+ 20 percent of the innovator mean. If the true difference between the products is near 20 percent of the innovator mean, the confidence limit will likely be outside the acceptable range and the product will fail the bioequivalence test. Thus, an approved generic product is likely to differ from that of the innovator by far less than this quantity.

The current practice of carrying out two one-sided tests at the 0.05 level of significance ensures that if the two products truly differ by as much or more than is allowed by the equivalence criteria (usually +/- 20 percent of the innovator product average for the bioequivalence parameter, such as AUC or
Cmax) there is no more than a 5 percent chance that they will be approved as equivalent. This reflects the fact that the primary concern from the regulatory point of view is the protection of the patient against the acceptance of bioequivalence if it does not hold true. The results of a bioequivalence study must usually be acceptable for more than one pharmacokinetic parameter. As such, a generic product that truly differs by 20 percent or more from the innovator product with respect to one or more pharmacokinetic parameters, would actually have less than a 5 percent chance of being approved. Therefore, the Company must be duplicate and demonstrate to the FDA that their product can meet these criteria.

(v)	Raw Materials and Suppliers

The raw material to produce a generic is a major concern. Although many innovator companies have their patents expire, they are the sole manufacturers
of the raw materials needed to make the generic counterparts.   In a sense,
they can prevent a generic product from entering the market place by controlling the raw materials needed to produce it. Therefore, the first criteria, Barrington Laboratories, Inc., utilizes in selecting a generic product, is to determine the availability of the raw materials to produce it. As long as the raw materials are widely available, the Company will proceed to evaluate whether or not it can be produced as a generic product. This company research to identify pharmaceutical raw materials should be considered proprietary information.

The Company does not intend to manufacture any products. The Company intends to license to, or enter into strategic alliances with, larger pharmaceutical and veterinary companies that are equipped to manufacture pharmaceutical products that the Company plans to seek to develop and market.

(vi)	Customers

The Company plans to distribute its product - if and when it gets to this stage of its business plan - into the marketplace through drug wholesalers, chain pharmacies and State Medicaid programs. As of February 28, 1999, no sales revenues have been generated by the Company. In addition, the Company does not expect to generate any sales revenues in the foreseeable future.

The customer profile, however, for generic products in the U.S. currently includes:


   Business    			                       		   Number
--------------                             -----------
Drug wholesalers                               278
Pharmacies                               	  50,000
Drug Chain Headquarters                        100
Contracting Managed Health Care                 70
Federal Government (DOD)                         1
State Medicaid Programs                         50

It should be noted that the ten (10) largest drug wholesalers, service and distribute to approximately eighty (80) percent of the entire pharmaceutical business in the U.S. Therefore, once a drug receives FDA approval, distribution then becomes the next concern of a pharmaceutical company. With limited resources, the Company believes that it will take a deal of time and effort to obtain product distribution of a generic pharmaceutical product.
This could adversely affect the Company's sales results.

(vii)	Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements, or Labor Contracts

The Company plans to produce generic pharmaceutical products, in which the innovator's product patent has expired.  Patents are generally not issued to generic pharmaceutical products.  If the company receives FDA approval to sell a generic product, it plans to give the product a generic tradename which would be registered with the US Trademark office.  It is too premature to submit any entries, as the US Trademark Office requires that submissions should not be made until at least six (6) months until the product is
marketed.   The Company expects the generic approval process will take eighteen (18) to twenty-four (24) months.

(viii)	Regulation

The pharmaceutical industry is tightly regulated by the FDA, DEA, and State
Governments, and State Boards of Pharmacy. Under Section 510(h) of the Federal
Food, Drug, and Cosmetic Act, every drug establishment registered with the FDA must be inspected at least once every two (2) years to determine if the drugs they market are produced in conformance with current Good Manufacturing
Practices (GMP).  Copies of the inspection reports generated by the FDA
District conducting the inspection or any other inspections conducted are available from the local Districts offices pursuant to the Freedom of Information regulations. These reports are also available from: National
Technical Information Service, 5285 Port Royal Road, Springfield, VA  22161.

                                   12


For this reason, the Company plans to use sub-contractors who are in good standing with the FDA. If the Company hopes to achieve FDA approval of a generic drug, the Company needs to utilize FDA approved facilities. When the FDA reviews the submission package from the Company, they will quickly ascertain which facilities did the testing and manufacturing and whether or not they facilities are approved FDA facilities. The Company believes the usage of non-approved FDA sub-contractors would only delay the approval process.

(ix)	Effect of Existing or Probable Government Regulations

Although the Company plans on obtaining all required federal and state permits, licenses, FDA registrations and bonds to operate its facilities, there can be no assurance that the Company's operations and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies.

(x)	Research and Development Activities

Barrington Laboratories, Inc., believes it can minimize the cost to produce generic pharmaceutical products by out-sourcing the steps necessary to obtain
Food and Drug Administration (FDA) approval.

The goal of Barrington Laboratories, Inc. is to obtain an ANDA (Abbreviated New
Drug Application) from the FDA to produce and market a pharmaceutical product where the patent on the brand name product has expired, and then subsequently market its generic version. The FDA requires one holder (a primary contact) of the ANDA. The Company needs to consider whether or not the contract manufacturer will submit the submission package to the FDA, and be the holder of the ANDA for this product. If this becomes the case, the Company would need to enter into a contract with the contract manufacturer to be the exclusive distributor of this product. At this time, the Company is still in the process of identifying contract facilities to undertake this work. Since this is a lengthy process, the Company believes it is too premature to determine who the actual holder of the ANDA for this product will be.

Thus far, the Company has identified a generic pharmaceutical product, in which the innovator patent has recently expired. The Company plans to investigate the steps necessary to obtain an ANDA for this product. In December, 1998, the Company signed a Confidentially Agreement with a large pharmaceutical contract manufacturer to pursue this initiative. In addition, the Company has received from the FDA, under the Freedom of Information Act, the innovator Drug Filings for its first targeted generic drug product. If the Company can obtain an ANDA from the FDA to market generic drugs, the Company would need additional funding to cover the cost of manufacturing, inventories, distribution, warehousing, sales, administration and marketing. Without FDA approval, the Company cannot justify the cost of these expenses, however, as it is a developmental company with no approved product(s).

(xi)	Impact of Environmental Laws

The pharmaceutical industry is tightly regulated. The Company plans to subcontract almost all of its work to outside laboratories and to an outside pharmaceutical manufacturer. It is the Company's intent to only utilize FDA approved facilities, as it needs to have its generic product FDA approved before it can be marketed.


                                  13

(xii)	Employees

The Company currently has two (2) employees: one President, and one
Secretary. All of the research and development with be subcontracted to outside laboratories and a manufacturing facility. This subcontracting will be coordinated by the President of the Company. If the company can obtain an ANDA from the FDA for a generic pharmaceutical product, at that time the Company will either consider adding more employees, or selling its rights to market the product to another Company.

(xiii)	Year 2000 Issue

The Company's business does not currently utilize any electronic processing systems and therefore is not directly at risk for having systems that will not recognize the Year 2000 ("Y2K") or treat any date after December 31, 1999 as a date during the twentieth century. However, no assurances can be given that the Company will be able to avoid all Y2K problems, especially those that might originate with third parties with whom the Company transacts business, such as financial institutions, and the Company has not undertaken any investigation to determine the Y2K readiness of such parties. If the Company, or any third party with whom the Company does business were to have a Y2K problem, the business of the Company could be disrupted and the Company's financial condition and results of operations could be materially adversely affected.

Item 2.  Management's Discussion and Analysis or Plan of Operation

A.	Management's Plan of Operation

(i) In its initial approximately seven month operating period ended February
28, 1999, the Company incurred a net loss of approximately $7,564 and a negative cash flow of $9,722 from operations. It has yet to receive any revenues from operations. An original stock offering was made pursuant to Nevada Revised Statues Chapter 90.490 (hereinafter referred to as the
"Offering"). This Offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993 (the
"Act"), as amended, pursuant to Regulation D, Rule 504 of the Act.  On August
7, 1998, founding shareholders purchased three million (3,000,000) shares of the Company's authorized but unissued treasury stock for cash. Additionally, the Company sold seven hundred fifty thousand seven hundred (750,700) shares of Common Stock of the Company during the Offering to approximately sixty-seven
(67) shareholders in the State of Nevada.  The offering was closed February
28, 1999. As of the date of this Registration Statement, the Company has three million seven hundred fifty thousand seven hundred (3,750,700) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately sixty-eight (68) shareholders of record, including the Company's founder. Management fully anticipates that the proceeds from the sale of all of the Common Shares sold in the offering delineated above will be sufficient to provide the Company's capital needs for the next approximately twelve (12) months. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

                                  14

This is a developmental stage company. The Company hopes to produce generic pharmaceutical products, through contract laboratories and manufacturing facilities, for pharmaceutical products that have lost their innovator patent, and where no other generics for these products are currently available on the market. If successful, the Company plans to distribute this product into the marketplace through drug wholesalers, chain pharmacies and State Medicaid programs.

It is the Company's intention to enter the marketplace with the first versions of generic drugs, after their innovator patents have expired. There are no guarantees that other generic pharmaceuticals could not enter the market first with a similar product beforehand. Other companies could be developing a similar product; if they enter the market first, this would dramatically curtail any earnings potential for the Company. Additionally, a superior competitive product could force the Company out of business.

As of February 28, 1999, the Company has yet to generate any revenues. In addition, the Company does not expect to generate any revenues over the next approximately twelve (12) to eighteen (18) months.

(ii)	No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(iii) Management believes that the Company's future growth and success will be largely dependent on its ability to obtain an ANDA (Abbreviated New Drug
Application) from the FDA to produce and market a pharmaceutical product where the patent on the brand name product has expired, and then subsequently market a generic version.

The Company has incurred approximately $2,200 in research and development costs from August 6, 1998 (date of inception) through February 28, 1999.
Additionally, the Company believes that it will incur another approximately
$10,000 in research and development expenses through December 31, 1999, with respect to the development of its proposed generic pharmaceutical product. The cost of such activities are not expected to be borne by any of the Company's customers, of which there are none, but rather by the Company.

(iv)	The Company does not expect to purchase or sell any of its facilities or equipment.

(v)	Management does not anticipate any significant changes in the number of its employees over the next approximately twelve (12) months.

B.	Segment Data

As of March 1, 1999, no sales revenue has been generated by the Company.
Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.	Description of Property

A.	Description of Property

The Company's corporate headquarters are located at 1801 E. Tropicana, Suite 9,
Las Vegas, NV 89119, Telephone: (702) 893-2556. The office space is provided by one of the officers of the Company at no cost to the Company. The Company pays for its own telephone service.

                                    15

The Company plans to sub-contract all of its development and research work to other companies. Therefore, at this time, management of the Company does not believe that the Company needs the expense burden of leasing office facilities.

Management believes that this arrangement is suitable given the limited nature of the Company's current operations, and also believes that the Company will not need to lease additional administrative offices and/or research facilities for the next twenty-four (24) months. There are currently no proposed programs for the renovation, improvement or development of the facilities currently being utilized by the Company.

B.	Investment Policies

The Company does not currently own and the Company has not made any investments in real estate, including real estate mortgages, and the Company does not intend to make such investments in the near future.

Item 4.	Security Ownership of Management and Certain Security Holders

A. 	The following table sets forth information concerning stock ownership of
(i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock of the
Company.  Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


                                                  Amount
Title         Name and Address                    of shares      Percent
of            of Beneficial                       held by        of
Class         Owner of Shares     Position        Owner          Class
----------------------------------------------------------------------------

Common	       T. J. Jesky (1)	   	CEO/CFO         3,000,000	     79.98%
Common        Skyelan Rose		      Secretary               0       0.00%
----------------------------------------------------------------------------

Common	All Executive Officers and
		Directors as a Group (2 persons)               	3,000,000      79.98%




(1) c/o Barrington Laboratories, Inc., 1801 E. Tropicana, Suite 9, Las Vegas, NV 89119.

B.  Persons Sharing Ownership of Control of Shares

    No person other than T. J. Jesky owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C. 	Non-voting Securities and Principal Holders Thereof

    The Company has not issued any non-voting securities.

D. 	Options, Warrants and Rights

    There are no options, warrants or rights to purchase securities of the Company.

E. 	Parents of the Issuer

    Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.	Directors, Executive Officers and Significant Employees

A. 	Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:


Name           		     Age 	          		Position
------------          ---      -------------------------------
T. J. Jesky			       	52     		President, Chief Executive

                        							Officer, Chief Financial
				                        			Officer, Treasurer and Director

Skyelan Rose		       	41	     	Secretary and Director


B.	Family relationships

None - Not Applicable.

C.	Work Experience

The Company is managed and led by T. J. Jesky, who has 20 years experience in the pharmaceutical industry. He is a former Division Manager for Procter & Gamble Pharmaceuticals. He began his pharmaceutical career in 1973 with Eaton Laboratories, whose headquarters were based in Norwich, New York. This company subsequently changed its name to Norwich Eaton, and in 1981 it was purchased by Procter & Gamble. The Division subsequently changed its name to Procter & Gamble Pharmaceuticals. Mr. Jesky held various positions in the company, including but not limited to: District Manager, Key Account Manager, Hospital Manager, Region Manager, Division Manager for U.S., Canada and Puerto Rico.
He resigned from Procter & Gamble in 1995. He became President, CEO and sole stockholder of Studebaker's, Inc. a restaurant/nightclub and real estate holding company in Arizona. He sold this business in 1997, and opened a restaurant consulting business. In 1998, this company was sold. In August, 1998, Mr. Jesky founded Barrington Laboratories, Inc.

Skyelan Rose, Corporate Secretary for Barrington Laboratories, Inc. Her background includes marketing hotel services and banquet facilities. For the past two years, she has executed marketing programs for restaurants and nightclubs. She is the Event Planner for the Arizona Room of America OnLine, and has successfully executed a number of programs with this organization. Prior, she has eight years experience in marketing and sales with the hotel industry. She spent two of those eight years as Director of Marketing/Sales for Holiday Inn, Arizona Region. She is also a Corporate Secretary for a newly formed e-Commerce company, called eClic, Inc. She worked with Mr. Jesky, as his Corporate Secretary for his restaurant consulting business in 1997, this business was sold in 1998.

D.  	Involvement on Certain Material Legal Proceedings During the Last Five
     Years

(1) 	No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) 	No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) 	No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) 	No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.  Executive Compensation

(i) Remuneration of Directors and Executive Officers

The Company currently has employment agreements with each its executive officers. However, pursuant to these employment agreements, none of the Company's current executive officers is currently drawing a salary from the Company, and the Company - in order to prudently manage its limited financial resources - does not plan on compensating any of its executive officers for their present services rendered to the Company for the foreseeable future.

(ii)	Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from August 6, 1998 to March 1, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future.

Item 7.	     Interest of Management and Others in Certain Transactions

Because of the Company's development stage nature and its relatively recent inception, August 6, 1998, the Company has no relationships or transactions to disclose.

                                 Part II

Item 1.   Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2.   Market for Common Equity and Related Stockholder Matters

A.	Market Information

(1)	The common stock of the Company is currently not traded on the OTC
Bulletin Board or any other formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future. In addition, being a start-up, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

(ii)	There is currently no common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

(iii)	There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Dividends

The Company has never paid or declared any dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

C.	Holders

As of March 1, 1999, the Company has approximately sixty-eight (68) stockholders of record.

D.	Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.	Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120 (702) 361-3033.

Item 3.  Recent Sales of Unregistered Securities

The Company was issued a permit to sell securities to the public in the State of Nevada on February 9, 1999 pursuant to Nevada Revised Statues Chapter
90.490. This offering (hereinafter referred to as the "Offering") was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1933 (the "Act"), as amended, pursuant to regulation D, Rule 504, of the Act. The Company sold seven hundred fifty thousand seven hundred (750,700) shares of the Common Stock of the Company during the Offering to approximately sixty-seven (67) shareholders in the State of Nevada. The Offering was closed February 28, 1999. The Company filed an original Form D with the Securities and Exchange Commission on or about March 12, 1999. As of March 1, 1999, the Company has three million seven hundred fifty thousand seven hundred (3,750,700) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately sixty-eight (68) shareholders of record.

Item 4.  Description of Securities

A.	Common Stock

(1)	Description of Rights and Liabilities of Common Stockholders

i.	Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

ii.	Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors.
The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii.	Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv.	Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v.	Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi.	Redemption rights - no redemption rights exist for shares of common stock.

vii.	Sinking Fund Provisions - No sinking fund provisions exist.

viii.	Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2)	Potential Liabilities of Common Stockholders to State and Local
    Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.	Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C.	Other Securities To Be Registered

The Company is not registering any security other than its Common Stock.

Item 5.  Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

Article XI of the Articles of Incorporation states: "The corporation shall indemnify any person who incurs expenses by reason of the fact that he or she is or was an officer, director, employee of agent of the corporation. This indemnification shall be mandatory on all circumstances in which indemnification is permitted by law." Article XII of the Articles of Incorporation states: "The corporation shall indemnify its directors and officers of the corporation from personal liability for lawful acts of the corporation as permitted by law."

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

a) Barrington Laboratories, Inc.

                                                                  Page
Financial Statements

  Report of Barry L. Friedman, P.C., CPA                          1

  Balance Sheet as of February 28, 1999                           2-3

  Statement of Operations for the period from
       August 6, 1998 through February 28, 1999                   4

  Statement of Stockholder's Equity for the period from
       August 6, 1998 through February 28, 1999                   5

  Statement of Cash Flows for the period from
       August 6, 1998 through February 28, 1999                   6

  Notes to Financial Statements                                   7-12




b)	Interim Financial Statements are not provided at this time as they are not
  	applicable at this time.

c)	Financial Statements of Businesses Acquired or to be acquired are not
   provided at	this time, as they are not applicable at this time.

d)	Proforma Financial Information is not provided at this time, as it is not
   applicable	at this time.

Item 2. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         None --  Not Applicable.

Financial Statements


TABLE OF CONTENTS

                                                             	PAGE #

INDEPENDENT AUDITORS REPORT                                   	1

ASSETS                                                        	2

LIABILITIES AND STOCKHOLDERS' EQUITY	                          3

STATEMENT OF OPERATIONS                                       	4

STATEMENT OF STOCKHOLDERS' EQUITY	                             5

STATEMENT OF CASH FLOWS	                                       6

NOTES TO FINANCIAL STATEMENTS                                 	7-12



BARRY L. FRIEDMAN, P.C.
Certified Public Accountant

1582 Tulita Drive		Office (702) 361-8414
Las Vegas, NV  89123	FAX NO.  (702) 896-0278


INDEPENDENT AUDITORS' REPORT

Board of Directors	March 26, 1999
Barrington Laboratories, Inc.
Las Vegas, Nevada

I have audited the accompanying Balance Sheets of Barrington Laboratories, Inc. (A Development Stage Company), as of February 28, 1999, December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 1999 to February 28, 1999, and August 6, 1998, (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrington Laboratories, Inc. (A Development Stage Company), as of February 28, 1999, December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 1999 to February 28, 1999, and August 6, 1998, (inception) to December 31, 1998, in conformity with generally accepted accounting principles. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Barry L. Friedman
---------------------------
Barry L. Friedman
Certified Public Accountant

                         Barrington Laboratories, Inc.
                         (A Development Stage Company)

BALANCE SHEET


ASSETS
                                     				 February	     	 December
			                                     	 28, 1999      	 31, 1998
                                          --------        --------
CURRENT ASSETS:		                        	$	37,813       	$   	294

	TOTAL CURRENT ASSETS:		                 	$	37,813       	$   	294
                                          --------        --------

OTHER ASSETS:
	Organization Costs (Net)		              	$   	318       	$   	330
	Research & Development (Note #8)	   		      2,200          	2,200
                                          --------        --------

	TOTAL OTHER ASSETS:		                   	$ 	2,518       	$ 	2,530
                                          --------        --------


TOTAL ASSETS		                           	$	40,331       	$ 	2,824
                                          --------        --------

     See accompanying notes to financial statements & audit report

                      Barrington Laboratories, Inc.
                      (A Development Stage Company)

BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY

                                      				 February	    	December
   			                                   	 28, 1999	    	31, 1999
                                           --------      --------
CURRENT LIABILITIES:
	Officers' Advances (Note #5)		           	$   	360     	$   	360
                                           --------      --------

	TOTAL CURRENT LIABILITIES:		             	$   	360     	$   	360

STOCKHOLDERS' EQUITY: (Note #4)

	Preferred stock
	Par value $0.001
	Authorized 5,000,000 shares
	Issued and outstanding at
	February 28, 1999 None		                 	$    	 0	     $     	0

	Common stock
	Par value $0.001
	Authorized 20,000,000 shares
	Issued and outstanding at

	December 31, 1998 -
	3,000,000 shares					                       	3,000

	February 28, 1999 -
	3,750,700 shares	                                         	3,751


	Additional Paid-In Capital			              	43,784	       	7,000

	ACCUMULATED LOSS		                        		-7,564      		-7,536

TOTAL STOCKHOLDERS' EQUITY	              		$	39,971      	$	2,464
                                           --------       -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	                   	 	$ 40,331      	$ 2,824
                                           --------       -------

    See accompanying notes to financial statements & audit report

                        Barrington Laboratories, Inc.
                        (A Development Stage Company)


STATEMENT OF OPERATIONS


                            		Jan. 1,       	Aug. 6,       Aug.6,1998
                             	1999, to	      1998, to	     (Inception)
                              Feb. 28,       Dec. 31,	     to Feb. 28,
                             	1999           1998	         1999
                              --------       --------      -----------


INCOME:
	Revenue		                    $      	0	     $       	0	   $      	0
                              ---------      ----------    ---------

EXPENSES:

Accounting		                  $ 	    	0     	$     	800   	$     800
Amortization			                     	12	            	30	         	42
Bank Charges			                     	16	             	1	         	17
Filing Fees			                       	0	           	705	        	705
Consulting Fee		                    		0	         	6,000	      	6,000
                              ---------       ---------    ---------
		TOTAL EXPENSES:	           	$     	28      	$   7,536	   $  	7,564
                              ---------       ---------    ---------

NET PROFIT/LOSS (-):	         $    	-28      	$  -7,536   	$  -7,564
	                             ---------       ---------    ---------


Net Profit/Loss(-)
per weighted share
(Note 1):	                  		$    	NIL      	$ 	-.0025   	$ 	-.0025
                              ---------       ---------    ---------

Weighted average
Number of common
shares outstanding:	       			3,012,724 	     3,000,000	  	3,003,627
                              ---------       ---------    ---------


     See accompanying notes to financial statements & audit report

                       Barrington Laboratories, Inc.
                       (A Development Stage Company)


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                            	Additional   	Accumu-
	                     Common       Stock    	paid-in       lated
	                     Shares	      Amount    Capital	      Deficit
                      ---------   	-------   ---------     ---------
August 6, 1998
issued for cash	     	3,000,000	  	3,000    	$	7,000	      $      	0

Net loss,
August 6, 1998
(inception) to
December 31, 1998				                                      			-7,536
                      ---------   ------      -------       --------
Balance,
December 31, 1998	   	3,000,000   $3,000      $ 7,000       $	-7,536

February 28, 1999
Issued from
Sale of
Public Offering       		750,700     	751     		36,784


Net Loss,
January 1, to
February 28, 1999 	                                        						-28
                     ----------  -------     --------       --------
Balance,
February 28, 1999  		3,750,700  	$	3,751    	$	43,784      	$ -7,564
                     ---------   -------     --------       --------


      See accompanying notes to financial statements & audit report

                       Barrington Laboratories, Inc.
                       (A Development Stage Company)

STATEMENT OF CASH FLOWS


                                		Jan. 1,	      Aug. 6,	     Aug. 6,1998
	                                	1999, to	     1998, to	    (Inception)
		                                Feb. 28,	     Dec. 31,	    to Feb. 28,
		                                1999	         1998	        1999
                                  --------      --------     -----------

Cash Flows from
Operating Activities

	Net Loss		                      	$   	-28	     $	-7,536    	$	-7,564

	Adjustment to
	Reconcile net loss
	To net cash provided
	by operating
	Activities
	Amortization	                      			+12	         	+30	        	+42

Changes in assets and
Liabilities:

	Research & Development               			0      		-2,200     		-2,200

	Organization Costs		                  		0        		-360       		-360

	Officers' Advances			                  	0	        	+360	       	+360
                                   -------      --------     --------
Net cash used in
Operating activities:            		$  	-16     	$	-9,706    	$	-9,722

Cash Flows from
Investing Activities:	                			0           		0          		0

Cash Flows from
Financing Activities:

	Issuance of Common
	Stock for Cash	                			+37,535      	+10,000	    	+47,535
                                 ---------     ---------    ---------
Net Increase (decrease)       			$	+37,519    	$   	+294	   $	+37,813

Cash,
Beginning of period:	               			294           		0	          	0
                                 ---------     ---------    ---------
Cash, End of Period:	          		$ 	37,813	    $    	294   	$ 	37,813
                                 ---------     ---------    ---------

      See accompanying notes to financial statements & audit report


                         Barrington Laboratories, Inc.
                         (A Development Stage Company)


                         NOTES TO FINANCIAL STATEMENTS

                  February 28, 1999, and December 31, 1998



NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized August 6, 1998, under the laws of the State of Nevada as Barrington Laboratories, Inc. The Company currently has yet to generate any revenues and in accordance with SFAS #7, is considered a developmental stage company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of February 28, 1999.

                       Barrington Laboratories, Inc.
                       (A Development Stage Company)


                NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                February 28, 1999, and December 31, 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.


Organization Costs

Costs incurred to organize the Company are being amortized on a straight-line basis over a sixty-month period.


Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of February 28, 1999, the Company had no dilative common stock equivalents such as stock options.


Year End

The Company has selected December 31st as its year-end.

                       Barrington Laboratories, Inc.
                       (A Development Stage Company)


                 NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                 February 28, 1999, and December 31, 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


Year 2000 Disclosure

Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

Based on a recent and ongoing assessment, the Company has determined that any purchased software will be off-the-shelf software and will be certified Year 2000 compatible for all of its computing requirements. The Company presently believes that with modifications to existing off-the-shelf software or conversions to new software, the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software in the near future, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified which could have a material adverse effect on the Company's results of operations.

                      Barrington Laboratories, Inc.
                      (A Development Stage Company)

                NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                February 28, 1999, and December 31, 1998


NOTE 3 - INCOME TAXES

There is no provision for income taxes for the period ended February 28, 1999, due to the net loss and no state income tax in Nevada, the state of the Company's domicile. The Company's total deferred tax asset as of February 28, 1999 is as follows:

Net operation loss carry forward	$	7,536

Valuation allowance	$	7,536

Net deferred tax asset	$	0

The federal net operation loss carry forward will expire in 2018.

This carry forward may be limited upon the consummation of a business combination under IRC Section 381.


NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

The authorized common stock of the corporation consists of 20,000,000 shares with a par value of $0.001 per share.

Preferred Stock

The authorized preferred stock of the corporation consists of 5,000,000 shares with a par value of $0.001 per share.

On August 7, 1998 the company issued 3,000,000 shares of its $0.001 par value common stock for cash of $10,000.00 to a director.

On February 28, 1999, the Company completed a public offering that was registered with the State of Nevada pursuant to N.R.S. 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of Stock, the company sold 750,700 shares of common stock at a price of $0.05 per share for a total amount raised of $37,535.

                       Barrington Laboratories, Inc.
                       (A Development Stage Company)


                NOTES TO FINANCIAL STATEMENTS (Continued)

                February 28, 1999, and December 31, 1998


NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation D, Rule 505/506, once the company is trading on the OTC-BB. Until that time, the stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.


NOTE 6 - RELATED PARTY TRANSACTIONS

The company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE 7 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

                        Barrington Laboratories, Inc.
                        (A Development Stage Company)


                 NOTES TO FINANCIAL STATEMENTS (Continued)

                  February 28, 1999, and December 31, 1998


NOTE 8 - RESEARCH AND DEVELOPMENT

In December 1998, the company signed a contract with a pharmaceutical contract manufacturer, to produce a generic pharmaceutical product. The manufacturer requested chemical and analytical data concerning the raw materials and the manufacturer process of this project before they could begin the project. In order to provide this data, outside services were paid to research the information requested. If the manufacturer is unable to proceed with this project, the research obtained could be utilized with other contract pharmaceutical manufacturers. The President of the company paid his former associates to research and obtain this data. This is company proprietary data, which is needed to produce this generic product and hopefully produce revenues for the company.

                                Part III

Item 1.	Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit Number   Name and/or Identification of Exhibit
----------------------------------------------------------------------

1. 	Underwritten agreement

   	None. Not Applicable

2. 	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
    Succession.

a) 	Valuation engagement of Barrington Laboratories, Inc. and Related Proxy

    Information

   	None. Not Applicable

b) 	Asset Purchase and Liability Assumption Agreement

   	None. Not Applicable

c)  Interest Purchase Agreement

d) 	Agreement for Bill of Sale and Assignment of Assets

   	None. Not Applicable

e) 	Exchange Stock Agreement

   	None. Not Applicable

3. 	Articles of Incorporation & By - Laws

a) 	Articles of Incorporation of the Company Filed August 6, 1998

b) 	Certificate of Amendment for Articles of Incorporation

   	None. Not Applicable

c) 	By-Laws of the Company adopted September 23, 1998

d)  Certificate of Amendment for By-Laws

    None.  Not Applicable

4. 	Instruments Defining the Rights of Security Holders

   	No instruments other than those included in Exhibit 3

5. 	Option of Legality

   	None.  Not Applicable

6. 	Option on Liquidation Preference

   	None. Not Applicable

7. 	Option on Liquidation Matters

   	None. Not Applicable

8. 	Option on Tax Matters

   	None. Not Applicable

9. 	Voting Trust Agreement and Amendments

   	None. Not Applicable

10.	Material Contracts

a) 	Premise Lease  <none>

b) 	Consulting Agreement with <none>

c) 	Employment Agreement with:
	   (i)  T. J. Jesky
	   (ii) Skyelan Rose

d)  Licensing Agreement dated <none>

11.	Statement Re Computation of Per Share Earnings

   	Not applicable-Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.	No Exhibit Required

   	None. Not applicable

13.	Annual or Quarterly Reports - Form 10-Q

   	None. Not Applicable

14.	Material Foreign Patents

   	None. Not Applicable

15.	Letter of Unaudited Interim Financial Information

   	None. Not Applicable

16.	Letter on Change in Certifying Accountant

   	None. Not Applicable

17.	Letter of Director Resignation

   	None. Not Applicable

18.	Letter on Change in Accounting Principles

   	None. Not Applicable

19.	Reports Furnished to Security Holders

   	None. Not Applicable

20.	Other Documents or Statements to Security Holders

   	None.  Not Applicable

21.	Subsidiaries of Small Business Issuers

   	None. Not Applicable

22.	Published Report Regarding Matters Submitted to Vote of Security 	Holders

   	None. Not Applicable

23.	Consent of Experts and Counsel

   	Letter of Consent from Barry L. Friedman, CPA

24.	Power of Attorney

   	None. Not Applicable

25.	Statement of Eligibility of Trustee

   	None. Not Applicable

26.	Invitations for Competitive Bids

   	None. Not Applicable

27.	Financial data Schedule

   	Financial Data Schedule of Barrington Laboratories, Inc. ending February 28, 1999.

28.	Information from Reports Furnished to State Insurance Regulatory
    Authorities

   	Not applicable

29.	Additional Exhibits -- State Registration Statements

    a) 	Agent of the Issuer Registration

    b) 	Notice of Effectiveness

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Barrington Laboratories, Inc.
                        -----------------------------

                               (Registrant)

Dated:  March 31, 1999

By:  	/s/ T. J. Jesky
----------------------
T. J. Jesky, Chairman of the Board, President and Chief Executive Officer

By:	/s/ Skyelan Rose
----------------------
Skyelan Rose, Director, Corporate Secretary